LEATT® CORPORATION 50 Kiepersol Crescent, Atlas Gardens Contermanskloof, Durbanville,7550 Cape Town, Republic of South Africa t. +27 (0) 21 557 7257; f. +27 (0) 21 557 7381

September 21, 2012

By EDGAR Transmission

Loan Lauren P. Nguyen
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Re:	Leatt Corporation
Amendment No. 2 to Registration Statement on Form 10-12G
Filed July 25, 2012
File No. 000-54693

Dear Ms. Nguyen:

We hereby submit the responses of Leatt Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 7, 2012, providing the Staff’s comments with respect to the Company’s registration statement on Form 10-12G filed on July 25, 2012 (the “Form 10”). With your leave, we will file Amendment No. 3 to the Form 10 (the “Amendment”) after we have resolved the Staff’s comments to the Form 10.

We understand and agree that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.

We note your response to our prior comment 2 and reissue in part. Please also revise to either include a complete image or delete the incomplete image on page 6. In addition, please provide a description explaining the graphics.

RESPONSE: We will delete the referenced images and graphics in the Amendment in accordance with the Staff’s request.

Division of Corporation Finance
September 21, 2012

Overview of Our Business, page 4

2.

We note disclosure in the fourth paragraph that your products are manufactured in China and you utilize outside consultants and its employees to ensure product quality. Please revise to state here whether you provide any warranties regarding your products. If applicable, please revise your “Risk Factors” section.

RESPONSE: We will update our production description in the Amendment, as follows, to reflect that we generally offer a 2 year warranty on our products:

Our products are manufactured in China under outsource manufacturing arrangements with third-party manufacturers located there, and we utilize outside consultants and our own employees to ensure the quality of its products through regular on-site product inspections. We generally offer a 2-year warranty on our products in accordance with EU regulations. Products purchased through international sales are usually shipped directly from our manufacturers’ warehouses or points of dispatch to customers or their import agents.

We do not believe that there is any extraordinary risk related to our offering of a product warranty.

Our Industry and Market Trends, page 6

Off-Road Motorcycle Market, page 6

3.

We note your response to our prior comment 4 and Annex A that you have provided in your response to us. Annex A appears illegible, and we are unable to confirm that the information included in the annex supports the industry and market share information included in your filing. Please provide us with a legible copy of the report you cited in this section and in the Competition section.

RESPONSE: You may access a more legible version of the data previously provided at Annex A by copying and pasting the following link in your browser: http://filterpubs.com/mediakit/Apparel/Apparel_PAGE2.html. We have been able to access the data via this link.

We may not be able to receive certain industry certifications and accreditation, page 25

4.

Please revise to describe the FIA accreditation standard as it is inappropriate to cross-reference your disclosure to another document. Also, the referenced link to the standard does not appear to be available.

RESPONSE: The FIA accreditation standard is very complex and is described at http://argent.fia.com/web/fia-public.nsf/A12FB1536667511BC12578B700714F94/$FILE/8858-2010_Frontal_Head_Restraint.pdf. We will revise the paragraph in the Amendment to state as follows:

We are also in discussions with governing and racing bodies, such as the Fédération Internationale de l'Automobile (FIA), the Fédération Internationale de Motocyclisme (FIM) and the National Association for Stock Car Auto Racing (NASCAR), to have the Leatt-Brace® accredited by these bodies. To acquire NASCAR accreditation, the safety device must obtain SFI 38.1 accreditation, discussed above, and be recertified every 5 years. In addition, the safety device must undergo review and a series of NASCAR specific tests by NASCAR’s technical panel to ensure that it meets all the NASCAR safety requirements. NASCAR accreditation is mandatory for any safety device that is used by participants in NASCAR events. To acquire FIA accreditation, the safety device must obtain SFI 38.1 accreditation, discussed above, and be recertified every 5 years. In addition, the device must undergo review by a FIA technical panel, which assesses the device in accordance with FIA standards for frontal head restraint (FHR) systems and conduct more product specific testing if necessary. To achieve FIA standards, the device must pass certain FIA stress tests for the FHR, the tethers and end fittings, and the attachments included on the protective helmet. FIA accreditation is mandatory for any safety device that is used by participants in FIA sanctioned events worldwide. While there is currently no official accreditation for FIM sanctioned events, we have submitted test documents for FIM review. We cannot guarantee that we will secure any of these accreditations.

Division of Corporation Finance
September 21, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 29

5.

We note your response and revised disclosure in response to our prior comment 37. We continue to believe that your results of operations disclosure of revenues could be made more useful by providing information similar to that provided on page 9 of your business section where you discuss not only the total number of units sold per year, but also changes in specific products. Please consider incorporating the break-out of units sold for significant products in the revenue table and incorporating an explanation of changes into your discussion on related revenues (for example, the impact of changes in units sold of DBX bicycles braces and STX street braces).

RESPONSE: We will revise our disclosure of revenues in the Amendment to reflect as follows:

Revenues – Revenues for the year ended December 31, 2011 were $17.9 million, an increase of 25% compared to revenues for the year ended December 31, 2011 of $14.3 million. This increase in revenues is attributable to a $2.5 million increase in Brace Sales , a $1.3 million increase in Protective Gear Sales and a decrease of $0.2 million in Other Sales, respectively, during the year ended December 31, 2011.

The following table sets forth our revenues by product line for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011	% of Revenues	2010	% of Revenues
Braces	$15,664,260	88%	$13,175,252	92%
Protective Gear	1,463,200	8%	167,747	1%
Other Products, Parts and Accessories	751,267	4%	987,073	7%
	$17,878,727	100%	$14,330,072	100%

Division of Corporation Finance
September 21, 2012

Our Brace, Protective Gear, and Other Products, Parts and Accessories sales mix for 2011 is 88%, 8% and 4% compared to 92%, 1% and 7% for 2010 respectively. Brace sales increased 19% primarily due to increased sales volume of 15% in the 2011 period. The Leatt Protection Range, comprised of chest and body protectors and body vests, has seen increasing sales since inception. Body Protection sales increased, 92% primarily due to a 153% increase in sales volume. Revenue derived from Leatt protection products in 2010 was 1% of total revenue, as compared to 8% of revenues in 2011, primarily due to our marketing efforts and the relative affordability of these products. In November 2011, the Leatt Adventure Chest Protector was awarded a perfect score (10/10) in a product evaluation done on Motocrossgear.com, an industry publication.

Other Products, Parts and Accessories are comprised of aftermarket support items for users of our products through our global distribution network, which primarily entails the replacement of worn or damaged parts, as well as sale of clothing, outerwear and accessories, including hats, bags and hydration kits. Revenue derived from our other products and services in 2010 was 7% of total revenue, as compared to 4% of revenues to date in 2011, primarily due to the emphasis on Body Protection in the latter part of 2010 and during 2011 and due to the seasonality and lessened focus on clothing and other apparel products due to smaller gross margins being achieved on such items.

We experienced an increase in the total volume of all products shipped in 2011 in excess of 60% over 2010, due to the introduction of our Body Protection product range which, combined with the year on year increase of 15% in Brace sales volume, led to the $3.5 million overall increase in sales during 2011. Changes in prices did not impact the increase in revenues as our selling prices have not been increased by any significant level.

Revenues – Revenues for the quarter ended March 31, 2012 were $3.3 million, an increase of 14% compared to revenues of $2.9 million for the quarter ended March 31, 2011. This increase in revenues is attributable to a $0.16 million increase in Brace Sales, a $0.49 million increase in Protective Gear Sales and a decrease of $0.25 million in sales of Other Products, Parts and Accessories, respectively, during the quarter ended March 31, 2012.

The following table sets forth our revenues by product line for the three months ended March 31, 2012 and 2011:

	Quarter Ended March 31,
	2012	% of Revenues	2011	% of Revenues
Braces	$2,733,298	82%	$2,571,729	88%
Protective Gear	561,650	17%	70,852	2%
Other Products, Parts and Accessories	27,747	1%	282,117	10%
	$3,322,695	100%	$2,924,698	100%

During the quarter ended March 31, 2012, our Brace and Body Protection sales mix was 82% and 17%, respectively, as compared to 88% and 2%, respectively, during the quarter ended March 31, 2011, representing a 6% increase in the portion of our revenues represented by sales of Body Protection products. Brace sales increased despite a 5% decrease in Brace sales volume from period to period. Body Protection sales increased primarily due to a 91% increase in Body Protection sales volume during the 2012 period. Revenue derived from Leatt protection products during the 2012 period was 17% of total revenue, as compared to 2% of revenues in the 2011 period, primarily due to our marketing efforts and the relative affordability of these products.

Division of Corporation Finance
September 21, 2012

Revenue derived from our Other Products, Parts and Accessories in the 2012 first quarter was 1% of total revenue, as compared to 10% of revenues in the same 2011 period, primarily due to the concentration of our sales and marketing efforts to promote our Body Protection Products over our clothing and other apparel products combined with the seasonality and lower gross margins of such products.

Overall, our revenues increased by 14% in 2012 and our gross profit decreased from 64% in the 2011 period to 56% in the 2012 period. We experienced an increase in the total volume of all products shipped in the 2012 period in excess of 39% over 2011. This is mainly due to the continued effect of the introduction of our Body Protection product range into our sales mix introduced in the latter part of 2010 which, combined with the year on year decrease of 5% in Brace sales volume, led to the $397,000 overall increase in sales during the quarter ended March 31, 2012. Changes in prices did not impact the increase in revenues as our selling prices have not been increased by any significant level.

Revenue Recognition, page F-6

6.

We note your response to our prior comment 18. Please tell us whether products may also be returned from distributors in the event a distributor relationship is terminated by the distributor. Also please tell us the payment terms for distributors including whether payment is still due to the company in situations where products have not yet been sold to the end customer.

RESPONSE: We will revise our disclosure in the Amendment to reflect that our distributor payment terms range from pre-payment in full to 60 days after shipment. Subsequent sales of our products by distributors have no effect on the amount and timing of payments due to us.

* * *

Division of Corporation Finance
September 21, 2012

If you would like to discuss the foregoing response to the Staff’s comment or if you would like to discuss any other matters, please contact the undersigned at +27 (0) 21 557 7257 or Dawn Bernd-Schulz of Blank Rome LLP, our outside special securities counsel at (202) 772-5946.

Sincerely,

LEATT CORPORATION

By:/s/ Sean Macdonald
Name: Sean Macdonald
Title: Chief Executive Officer

cc: Dawn Bernd-Schulz, Esq.